FOR IMMEDIATE RELEASE	FRIDAY, OCTOBER 27, 2006

Shell Canada Limited Appoints New Directors

Calgary, Alberta - Shell Canada Limited has appointed two new members to its board of directors, increasing the total number of directors to 12. Louise Fréchette O.C. and David A. Galloway have joined the board as independent directors.

“Shell Canada is delighted to welcome Louise and David to our board of directors,” said Clive Mather, President and CEO of the company. “Together they bring a wealth of valuable experience in government and business to help Shell Canada achieve its goals.”

Ms. Fréchette most recently served as Deputy Secretary-General of the United Nations from 1998 to 2006. From 1995 until 1998, she was Deputy Minister of the Canadian Federal Department of Defence. Before that, Ms. Fréchette held a succession of senior positions in the federal government, including Associate Deputy Minister of the Department of Finance, Ambassador and Permanent Representative of Canada to the United Nations, Assistant Deputy Minister positions with the Department of Foreign Affairs and International Trade, and Canada’s Ambassador to Argentine and Uruguay.

Mr. Galloway is presently Chairman of the Board of the Bank of Montreal and was President and Chief Executive Officer of Torstar from 1988 until his retirement. He joined Torstar in 1981 as Director of Corporate Development. Torstar is a major newspaper and book publishing company. It publishes, among other newspapers, the Toronto Star, which is Canada’s largest daily newspaper. The book publishing segment of the company consists of Harlequin Enterprises Limited, best known for publishing romance fiction worldwide. Before his appointment in 1982 as President and CEO for Harlequin, Mr. Galloway was a founding partner of the Canada Consulting Group, a leading strategic management consulting firm, which was acquired by Boston Consulting Group in 1992. He began his career with General Foods.

“The appointment of these additional independent directors further strengthens Shell Canada’s corporate governance structure,” says Mather. “ The directors of the company took the decision to increase the size of the board some time ago and the appointment of Louise Fréchette and David Galloway follows a process which lasted several months.”

Media Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175	Investor Inquiries: Janet Rowley General Manager, Public Affairs (403) 691-3899

Web site: shell.ca